Pacific CMA

I N C O R P O R A T E D

February 8, 2002

Kara A. Sandler, Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Pacific CMA, Inc.

Registration Statement on Form SB-2

Filed on December 26, 2001

File No. 333-75950

Dear Ms. Sandler:

This letter is for the purpose of officially requesting the withdrawal of Pacific CMA, Inc.'s (the "Company") registration statement on Form SB-2 filed on December 26, 2001.

The Company is requesting to have its registration statement withdrawn because the Company no longer desires or intends to register shares for resale by the selling shareholder named in the registration statement. A dispute has arisen between the Company and the selling shareholder, and the Company alleges that the selling shareholder breached the terms of the Stock Purchase Agreement.

This request for withdrawal is pursuant to Rule 477. No securities were sold in connection with the offering, and no funds were received.

Sincerely yours,

/S/ ALFRED LAM

Alfred Lam, Chairman and Director

Pacific CMA, Inc.

4750 Table Mesa Drive, Boulder, Colorado 80305, USA

Tel: + 1 303 4943000 Fax: + 1 303 4946309 www.PacificCMA.com